Exhibit 12.1

TIFFANY & CO.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended July 31,				Years ended January 31,
(dollars in millions)	2017		2016		2017		2016		2015		2014		2013

Earnings from continuing operations before income taxes	$308.7		$284.7		$676.6		$709.9		$737.5		$254.9		$643.6
Fixed charges, less capitalized interest	61.7		62.7		126.7		125.1		134.8		133.3		120.1
Total earnings as defined	$370.4		$347.4		$803.3		$835.0		$872.3		$388.2		$763.7

Fixed Charges:
Interest expense before capitalization of interest [a]	$19.4		$22.7		$43.9		$45.7		$58.9		$59.6		$55.1
Estimated interest portion of rent expense	42.6		41.0		84.7		80.6		76.9		74.5		65.5
Total fixed charges [b]	$62.0		$63.7		$128.6		$126.3		$135.8		$134.1		$120.6

Ratio of Earnings to Fixed Charges	6.0	x	5.5	x	6.2	x	6.6	x	6.4	x	2.9	x	6.3	x

[a]	Interest expense does not include interest related to uncertain tax positions and other non-third party indebtedness.

[b]	Fixed charges represent interest expense (before interest is capitalized), amortization of deferred financing costs and an appropriate interest factor on operating leases.